[Letterhead of Sutherland Asbill & Brennan LLP]

September 23, 2013

VIA EDGAR

Dominic Minore, Esq.
Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp. Registration Statement on Form N-2 Filed on September 23, 2013

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on September 23, 2013 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2 (File No. 333-180416) (the “Prior Registration Statement”), initially filed with the Commission on March 28, 2012 and declared effective, as amended, on May 10, 2012, which Prior Registration Statement related to the registration of GSV Capital Corp.’s common stock, except for (i) revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement, (ii) information specific to the terms and manner of certain additional types of securities that may be offered pursuant to the Registration Statement, and (iii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2012 and unaudited financial statements and related financial data for the period ended June 30, 2013, together with disclosure relating thereto.

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Dominic Minore
September 23, 2013

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	John J. Mahon